# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: LAUNCHPAD CADENZA ACQUISITION CORP I, CIK 0002083728
CUSIP: G6001S123
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 180 Grand Avenue,, Suite 1530, Oakland, California (CA), 94612
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002083752

## Reporting persons
- Launch Sponsor LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 5,750,000; shared voting power 0; sole dispositive power 5,750,000; shared dispositive power 0; aggregate amount beneficially owned 5,750,000 (20% of the class)
  Comment: The 5,750,000 founder shares referred to in Rows 5, 7, and 9 represent Issuer's Class B ordinary shares, par value $0.0001 per share ("Class B Ordinary Shares") which are automatically convertible into Issuer's Class A ordinary shares, par value $0.0001 per share ("Class A Ordinary Shares") with or immediately following the Issuer's initial business combination (the "Business Combination") and may be converted at any time prior to the Business Combination at the option of the holder, as more fully described under the heading "Description of Securities-Founder Shares" in the Issuer's Registration Statement on Form S-1 (File No. 333-291425). Ryan Gilbert and Shami Patel are the managing members of Launch Management Sponsor LLC, the sole managing member of Launch Sponsor LLC, and have voting and investment discretion with respect to the securities held of record by Launch Sponsor LLC.
  
  The 5,750,000 founder shares referred to in Rows 5, 7, and 9 exclude 2,783,334 Class A Ordinary Shares which may be purchased by exercising warrants that are not presently exercisable.
  
  The percentage in Row 11 is based on 23,000,000 Class A Ordinary Shares issued and outstanding and 5,750,000 Class B Ordinary Shares issued and outstanding as of March 27, 2026, as reported in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2025 filed with the Securities and Exchange Commission on March 27, 2026.
- Launch Management Sponsor LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 5,750,000; shared voting power 0; sole dispositive power 5,750,000; shared dispositive power 0; aggregate amount beneficially owned 5,750,000 (20% of the class)
  Comment: The 5,750,000 founder shares referred to in Rows 5, 7, and 9 represent Issuer's Class B ordinary shares, par value $0.0001 per share ("Class B Ordinary Shares") which are automatically convertible into Issuer's Class A ordinary shares, par value $0.0001 per share ("Class A Ordinary Shares") with or immediately following the Issuer's initial business combination (the "Business Combination") and may be converted at any time prior to the Business Combination at the option of the holder, as more fully described under the heading "Description of Securities-Founder Shares" in the Issuer's Registration Statement on Form S-1 (File No. 333-291425). Ryan Gilbert and Shami Patel are the managing members of Launch Management Sponsor LLC, the sole managing member of Launch Sponsor LLC, and have voting and investment discretion with respect to the securities held of record by Launch Sponsor LLC.
  
  The 5,750,000 founder shares referred to in Rows 5, 7, and 9 exclude 2,783,334 Class A Ordinary Shares which may be purchased by exercising warrants that are not presently exercisable.
  
  The percentage in Row 11 is based on 23,000,000 Class A Ordinary Shares issued and outstanding and 5,750,000 Class B Ordinary Shares issued and outstanding as of March 27, 2026, as reported in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2025 filed with the Securities and Exchange Commission on March 27, 2026.
- Ryan Gilbert: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 5,750,000; sole dispositive power 0; shared dispositive power 5,750,000; aggregate amount beneficially owned 5,750,000 (20% of the class)
  Comment: The 5,750,000 founder shares referred to in Rows 6, 8, and 9 represent Issuer's Class B ordinary shares, par value $0.0001 per share ("Class B Ordinary Shares") which are automatically convertible into Issuer's Class A ordinary shares, par value $0.0001 per share ("Class A Ordinary Shares") with or immediately following the Issuer's initial business combination (the "Business Combination") and may be converted at any time prior to the Business Combination at the option of the holder, as more fully described under the heading "Description of Securities-Founder Shares" in the Issuer's Registration Statement on Form S-1 (File No. 333-291425). Ryan Gilbert is a managing member of Launch Management Sponsor LLC, the sole managing member of Launch Sponsor LLC, and has voting and investment discretion with respect to the securities held of record by Launch Sponsor LLC.
  
  The 5,750,000 founder shares referred to in Rows 6, 8, and 9 exclude 2,783,334 Class A Ordinary Shares which may be purchased by exercising warrants that are not presently exercisable.
  
  The percentage in Row 11 is based on 23,000,000 Class A Ordinary Shares issued and outstanding and 5,750,000 Class B Ordinary Shares issued and outstanding as of March 27, 2026, as reported in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2025 filed with the Securities and Exchange Commission on March 27, 2026.
- Shami Patel: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 5,750,000; sole dispositive power 0; shared dispositive power 5,750,000; aggregate amount beneficially owned 5,750,000 (20% of the class)
  Comment: The 5,750,000 founder shares referred to in Rows 6, 8, and 9 represent Issuer's Class B ordinary shares, par value $0.0001 per share ("Class B Ordinary Shares") which are automatically convertible into Issuer's Class A ordinary shares, par value $0.0001 per share ("Class A Ordinary Shares") with or immediately following the Issuer's initial business combination (the "Business Combination") and may be converted at any time prior to the Business Combination at the option of the holder, as more fully described under the heading "Description of Securities-Founder Shares" in the Issuer's Registration Statement on Form S-1 (File No. 333-291425). Shami Patel is a managing member of Launch Management Sponsor LLC, the sole managing member of Launch Sponsor LLC, and has voting and investment discretion with respect to the securities held of record by Launch Sponsor LLC.
  
  The 5,750,000 founder shares referred to in Rows 6, 8, and 9 exclude 2,783,334 Class A Ordinary Shares which may be purchased by exercising warrants that are not presently exercisable.
  
  The percentage in Row 11 is based on 23,000,000 Class A Ordinary Shares issued and outstanding and 5,750,000 Class B Ordinary Shares issued and outstanding as of March 27, 2026, as reported in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2025 filed with the Securities and Exchange Commission on March 27, 2026.

## Item 1. Issuer
Name of issuer: LAUNCHPAD CADENZA ACQUISITION CORP I
Address of issuer's principal executive offices: 180 Grand Avenue, Suite 1530 Oakland CA 94612

## Item 2. Person Filing
Name of person filing: Launch Sponsor LLC, Launch Management Sponsor LLC, Ryan Gilbert, and Shami Patel (collectively, the "Reporting Persons")
Address of principal business office or, if none, residence: 180 Grand Avenue, Suite 1530 Oakland CA 94612
Citizenship: Launch Sponsor LLC is a limited liability company formed in Delaware. Launch Management Sponsor LLC is a limited liability company formed in Delaware. Ryan Gilbert is a citizen of the United States of America. Shami Patel is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of December 31, 2025, the Reporting Persons may be deemed to beneficially own 5,750,000 of the Issuer's Class B Ordinary Shares.

Launch Sponsor LLC is the record holder of the Class B Ordinary Shares reported herein. Ryan Gilbert and Shami Patel are the managing members of Launch Management Sponsor LLC, the sole managing member of Launch Sponsor LLC, and have voting and investment discretion with respect to the securities held of record by Launch Sponsor LLC. Ryan Gilbert and Shami Patel may be deemed the beneficial owner of the securities held by Launch Sponsor LLC and have voting and investment discretion with respect to such securities. This Statement shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) and 13(g), beneficial owners of any securities covered by this Statement.
Percent of class:
The 5,750,000 of the Issuer's Class B Ordinary Shares owned by the Reporting Persons constitute 20.0% of the total number of Class A Ordinary Shares issued and outstanding and assuming the conversion of all issued and outstanding Class B Ordinary Shares of the Issuer. The Class B Ordinary Shares are automatically convertible into Class A Ordinary Shares with or immediately following the Business Combination on a one-for-one basis and may be converted at any time prior to the Business Combination at the option of the holder on a one-for-one basis, subject to certain adjustments, as more fully described under the heading "Description of Securities-Founder Shares" in the Issuer's Registration Statement on Form S-1 (File No. 333-291425).

The percentage of the Class B Ordinary Shares held by the Reporting Persons is based on 23,000,000 Class A Ordinary Shares issued and outstanding as of March 27, 2026, as reported in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2025 filed with the Securities and Exchange Commission on March 27, 2026 and assuming the conversion of all 5,750,000 Class B Ordinary Shares.
Sole power to vote or to direct the vote: Launch Sponsor LLC: 5,750,000 Launch Management Sponsor LLC: 5,750,000 Ryan Gilbert: 0 Shami Patel: 0
Shared power to vote or to direct the vote: Launch Sponsor LLC: 0 Launch Management Sponsor LLC: 0 Ryan Gilbert: 5,750,000 Shami Patel: 5,750,000
Sole power to dispose or to direct the disposition: Launch Sponsor LLC: 5,750,000 Launch Management Sponsor LLC: 5,750,000 Ryan Gilbert: 0 Shami Patel: 0
Shared power to dispose or to direct the disposition: Launch Sponsor LLC: 0 Launch Management Sponsor LLC: 0 Ryan Gilbert: 5,750,000 Shami Patel: 5,750,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Launch Sponsor LLC: /s/ Ryan Gilbert, Ryan Gilber/ Managing Member of Launch Management Sponsor LLC, the Managing Member of Launch Sponsor LLC (04/02/2026)
- Launch Management Sponsor LLC: /s/ Ryan Gilbert, Managing Member (04/02/2026)
- Ryan Gilbert: /s/ Ryan Gilbert, Individual (04/02/2026)
- Shami Patel: /s/ Shami Patel, Individual (04/02/2026)